

October 14, 2020

<u>Via Email</u>

John Meade, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

> **Re:** **Hudson Ltd.**
> **Schedule 13E-3 filed by Dufry AG and Dufry Holdco Ltd.**
> **Filed on September 25, 2020**
> **File No. 005-90281**

Dear Mr. Meade:

We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the above filing unless otherwise indicated.

<u>Schedule 13E-3</u>

<u>General</u>

1. Please revise the cover page of the Schedule 13E-3 to include Hudson Ltd. as a filing person. See Q & A # 5 in Exchange Act Release No. 17719 (April 13, 1981). To the extent that information with respect to Hudson Ltd. was omitted from the Schedule 13E-3 on the basis that Hudson Ltd. was not a filing person (including, for example, disclosures required by Item 3 of Schedule 13E-3), please revise your disclosures to include such information.

Item 16

2.   We note that the exhibit list includes the "Form of Proxy Card" as Exhibit (a)(3). However, it appears that the Form of Proxy Card is not either attached as an exhibit to the Schedule 13E-3 or included in the shareholder circular. In your amended filing, please attach the Form of Proxy Card.

Exhibit (a)(1) – Preliminary Shareholder Circular

Notice of Special General Meeting of Shareholders, page 14

3.   In the section of the Notice titled "Date & Time," there is a placeholder for the date of the meeting but not for the time of the meeting. In the definitive version of the filing that is disseminated to shareholders, please include the time of the meeting.

Voting by Hudson's Directors and Executive Officers, page 17

4.   Please disclose the reasons for Hudson's directors and executive officers' intended actions with respect to voting their shares at the special meeting, including the one executive officer who has not yet decided how he or she will vote his or her shares. See the last sentence of Item 1012(d) of Regulation M-A and the Instruction thereto.

Effects of the Merger, page 20

5.   Given that Hudson, as a privately-held entity, will be relieved of many of the expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the federal securities laws of the United States, please revise to quantify the annual savings that are expected to be received and identify the constituency that will become the beneficiary of such savings. See Item 1013(d) of Regulation M-A and Instruction 2 thereto.

6.   We note disclosures throughout the shareholder circular indicating that Hudson has net operating loss carryforwards. Please specify the constituency expected to become the beneficiary of the Hudson's future use of any net operating loss carryforwards. Please quantify that benefit to the extent practicable. See Item 1013(d) of Regulation M-A and Instruction 2 thereto.

7.   Please revise to state, in dollar amounts and percentages, the interests of Dufry and Merger Sub in Hudson's net book value and net earnings. See Item 1013(d) of Regulation M-A and Instruction 3 thereto.

Background of the Merger, page 21

8.   We note the disclosure on page 25 indicating that one individual on the Lazard team "had been involved in past engagements" and, therefore, could not provide "provide independent and non-conflicted financial advisory services to the special committee." Given that this determination occurred on July 21, 2020 and the special committee engaged Lazard on or around July 10, 2020, please disclose (1) whether that one individual continued to provide services to the special committee after that determination on July 21, 2020, (2) why the special committee evaluated Lazard's prior relationships and past engagements on July 21, 2020 as opposed to when it initially engaged Lazard as its financial advisor and (3) any evaluations and determinations the special committee made as to whether the financial advisory services that Lazard had provided on or before July 21, 2020 were independent and non-conflicted (as a result of that one individual's role as a member of the Lazard team).

9.   We note your disclosures indicating that Dufry's financial advisor, UBS, prepared certain "financial analyses of, and forecasts for, Hudson" (including valuations of the company) and that both the special committee and Lazard reviewed such analyses and forecasts. We also note the disclosure in the second to the last full paragraph on page 36 indicating that "Dufry and Merger Sub did not receive any independent reports, opinions or appraisals from any third party that is materially related to the merger . . . ." Please reconcile. If Hudson or Dufry did receive a report from UBS, please provide the legal basis on which you have determined that the disclosures required by Item 1015 of Regulation M-A do not apply to the analyses and forecasts prepared by UBS. In responding to this comment, please address the fact that Item 1015 calls for any report, opinion or appraisal that is "materially related to the Rule 13e-3 transaction" and is not limited to reports, opinions or appraisals materially related to the merger in connection with the merger consideration or the fairness of the merger consideration offered to the unaffiliated shareholders or the fairness of the merger to Hudson or its affiliates or to the unaffiliated shareholders.

Reasons for the merger; Recommendation of the special committee; Recommendation of the Hudson board of directors, page 30

10.   The discussion in this section addresses the fairness of the merger to "Hudson's shareholders (other than Dufry and its affiliates)." Please conform the disclosure in this section to the standards codified in Item 1014(a) of Regulation M-A by revising or supplementing this statement to make clear that the fairness determination is consistently directed, as required, at unaffiliated shareholders (consistent with the terminology used in the section titled "Position of Dufry and Merger Sub as to the Fairness of the Merger"). Refer also to Rule 13e-3(a)(4), which defines the term "unaffiliated security holder," and Rule 13e-3(a)(1). Please also note that the staff considers officers and directors of the subject company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A.

11. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Release No. 34-17719 (April 13, 1981). Notwithstanding the Hudson board of directors' consideration of the factors considered by the special committee that are listed in the section entitled "Reasons for the merger and the recommendation of the special committee," please revise this section to either include the factors described in clause (iii), (iv), (v) and (viii) of Instruction 2 to Item 1014 or to clarify that the Hudson board of directors expressly adopts the special committee's analyses and conclusions.

Position of Dufry and Merger Sub as to the Fairness of the Merger, page 36

12. We note your cross reference on page 38 to the section titled "Conditions to Completion of the Merger" for "various procedural safeguards that had already been implemented by Hudson." Please revise your disclosure to clarify how the conditions set forth in that section constitute procedural protections for the unaffiliated shareholders such that it would be unnecessary to condition the merger upon the approval by a majority of the Class A shares held by unaffiliated shareholders.

Interests of Hudson's Directors and Executive Officers in the Merger, page 53

13. We note your statements indicating that "Dufry and the Nomination and Remuneration Committee of Hudson will cooperate in good faith to determine the appropriate treatment of Hudson unvested restricted stock units" as promptly as practicable following the date of the merger agreement (August 18, 2020) and that "no determinations have been made regarding the treatment of Hudson unvested restricted stock units" as of the date of the shareholder circular. Please revise your disclosure to clarify how shareholders will be notified of any determination regarding the treatment of Hudson unvested restricted stock units, including if such determination is made before the special general meeting or after the special general meeting. In addition, please disclose whether there is a deadline by which such determination must be made (either pursuant to the merger agreement, applicable law or otherwise).

* * *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-8729. You may also contact Perry Hindin, Special Counsel, at (202) 551-3444.

Sincerely,

/s/ Valian A. Afshar

Valian A. Afshar
Special Counsel
Office of Mergers and Acquisitions

cc: Daniel Brass, Esq.